FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2009.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and NTN Agree to Unwind FDB Production Joint Ventures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on July 24, 2009 in Kyoto, Japan

Nidec and NTN Agree to Unwind FDB Production Joint Ventures

Nidec Corporation (“Nidec”) (NYSE: NJ) today announced that Nidec and NTN Corporation (“NTN”) have signed a basic agreement to unwind their joint ventures for manufacturing sintered-alloy fluid dynamic bearing units (“FDB units”) used in electric motors for hard disk drives.

Nidec and NTN had formed two joint ventures to assemble FDB units in China and Thailand, respectively, through the establishment of NTN-Nidec (Zhejiang) Corporation in 2002 and NTN-NIDEC (THAILAND) CO., LTD. in 2005. Currently, both joint venture companies are 60% owned by NTN and 40% by Nidec.

The basic agreement reached today allows Nidec to purchase all of NTN’s interest in both joint venture companies and thereby make them wholly-owned subsidiaries of Nidec.

1. Reasons for Unwinding Joint Ventures

Nidec and NTN reviewed the ongoing joint venture operations from a profit enhancement perspective and concluded that FDB-unit assembly lines should be designed and operated in a closer alignment with Nidec’s motor assembly operations going forward. On this basis, Nidec is acquiring full control of NTN-Nidec (Zhejiang) Corporation and NTN-NIDEC (THAILAND) CO., LTD. to take over the entire FDB-unit assembly lines of the joint ventures.

2. Schedule

Upon approval by the local authority on or after August 1, 2009, NTN will transfer all of its shares in NTN-Nidec (Zhejiang) Corporation and NTN-NIDEC (THAILAND) CO., LTD. to Nidec. Simultaneously, Nidec and NTN will enter into a licensing agreement under which NTN offers Nidec its expertise in the assembly of FDB units. In the meantime, NTN will continue to supply key parts for FDB units to Nidec.

3. Effect on Financial Performance

The accounting impact of the unwinding of the joint ventures will not have a significant impact on the financial performance of Nidec for the current fiscal year.

4. Outline of Joint Venture Companies to Become Wholly-owned Subsidiaries of Nidec

-China-
(1) Company Name: NTN-Nidec (Zhejiang) Corporation
(2) Line of business: Manufacture and sale of FDB units for hard disk drive motors
(3) Establishment: August 2002
(4) Location: Pinghu Economic Development Zone, Zhejiang, China
(5) Paid-in Capital: 21,000,000 U.S. dollars
(6) Number of Employees: 1,200
(7) Ownership: 60% by NTN, 40% by Nidec (before unwinding the joint venture)

-Thailand-
(1) Company name: NTN-NIDEC (THAILAND) CO. LTD.
(2) Line of business: Manufacture and sale of FDB units for hard disk drive motors
(3) Establishment: November 2005
(4) Location: The Eastern Seaboard Industrial Estate, Rayong, Thailand
(5) Paid-in Capital: 600,000,000 Thai Barts
(6) Number of Employees: 1,500
(7) Ownership: 60% by NTN, 40% by Nidec (before unwinding the joint venture)

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